Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON OCTOBER 31, 2023

1.Date, Time and Place: On October 31, 2023, at 10:00 a.m., in an exclusively digital meeting, by means of the distance electronic participation system made available by Suzano S.A. (“Company”) pursuant to Item II of Paragraph 2 of Section 28 of CVM Resolution No. 81, dated March 29, 2022 (“CVM Resolution No. 81/22”) and in accordance with the provisions set forth in the Shareholders’ Manual disclosed by the Company.

2.Call Notice and Disclosures: Convened in accordance with the Call Notice published on September 29 and 30, 2023 and October 2, 2023, in the printed version of the newspaper “Correio da Bahia” (pages 16, 30 and 22, respectively), as well as in its website and “O Estado de S. Paulo” in the newspaper website, in compliance with the provisions of Sections 124 and 189 of Law No. 6.404, dated December 15, 1976, as amended (“Brazilian Corporate Law”).

3.Attendance: Shareholders representing 78.05% of the common shares issued by the Company attended the meeting, according to votes casted by means of Distance Voting Ballot and the attendance registration in the remote attendance electronic system made available by the Company pursuant to Item II of Paragraph 2 of Section 28 of CVM Resolution No. 81/22. Also in attendance were Mr. Eduardo Calazans, representing Apsis Consultoria e Avaliações Ltda., Mr. Rubens Barletta, member of the Company’s Fiscal Council.

4.Opening and Board: The works were initiated by Mrs. Iva Maria Souza Bueno, pursuant to Section 8 of the Company’s Bylaws. Chairman: Iva Maria Souza Bueno; Secretary: Marcella Caram Zerey.

5.Agenda: The purpose of this Extraordinary General Shareholders’ Meeting (“EGSM”) is to resolve on: (i) the approval of the Protocol and Justification Instrument of the Merger, by the Company, of MMC Brasil Indústria e Comércio Ltda., limited liability company, enrolled with CNPJ/MF under No. 48.573.767/0001-36, registered with the Commercial Registry of the State of São Paulo under NIRE 35.260.224.561, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1335, 10th floor, Jardim Paulistano, ZIP Code 01452-919 (“MMC”, “Merger” and “Merger Agreement”); (ii) the ratification of the appointment and engagement of the specialized company Apsis Consultoria e Avaliações Ltda., limited liability company, enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290 (“Appraiser”) for purposes of determining MMC’s net equity, pursuant to the law; (iii) the approval of the appraisal report of MMC’s net equity, at book value, prepared by the Appraiser in compliance with accounting and legal standards, criteria and requirements (“Appraisal Report”); (iv) the approval of the Merger; (v) the approval of the amendment to Article 4 of the Company’s

Bylaws to complement the Company’s corporate purpose in order to (i) in clause “a”, encompass activities currently carried out by MMC and complement the description of the other activities and products indicated therein, including explicit mention of “accessory products or those sold together, including, but not limited to, stationery products, cleaning products, and other sanitary and personal hygiene products and their respective accessories”; (ii) complement the description of the activities in clause “b” to include reference to the “conservation of native forest”; and (iii) complement the description in clause “c” to explicitly refer to the activities of “reselling and/or promoting, including electronically, goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce for trading goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or of brands licensed by or to the Company and/or its subsidiaries”; (vi) the approval of the consolidation of the Company’s Bylaws; and (vii) the authorization for the Company’s management to perform all and any necessary actions in order to effectively carry out and implement the resolutions approved, pursuant to applicable law.

6.Documents: The following documents are available to the Company’s Shareholders, at Suzano’s headquarters, on the Company’s investor relations website (ri.suzano.com.br), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br): (i) copies of the publications of the Call Notice referred to in item 2 above; (ii) the Management Proposal, containing (a) the Merger Agreement and its exhibits, of which the Appraisal Report; (b) the main terms of the Merger, as required by Section 22 of CVM Resolution No. 81/22; (c) the information of Exhibit L of CVM Resolution No. 81/22; (d) a copy of the bylaws highlighting the proposed changes, as required by Section 12, item I of CVM Resolution No. 81/22; and (e) a report detailing the origin and rationale for significant changes in the bylaws and their legal and economic effects, as required by Section 12, item II of CVM Resolution No. 81/22.

7.Resolutions: The reading of the documents mentioned in item 6 above was dismissed, provided they are known by the shareholders of the Company, as well as of the consolidated voting map of the votes casted by means of distance voting ballots, which was made available for examination by the shareholders in attendance, pursuant to Paragraph 4 of Section 48 of CVM Resolution No. 81/22, and the Company’s shareholders in attendance of this EGSM resolved as follows, with abstentions being recorded in each case and having authorized the transcription of these minutes in summary form and their publication with omission of the signatures of the shareholders, pursuant to Paragraphs 1 and 2 of Section 130 of the Brazilian Corporate Law:

7.1.To approve, by the majority of the votes, with 1,006,255,536 favorable votes, 2,832 opposing votes, and 87,031 abstentions, the Merger Agreement containing the terms and conditions of the Merger, and which is hereby attached to these minutes in the form of Exhibit I.

7.2.To approve, by the majority of the votes, with 1,005,906,129 favorable votes, 2,828 opposing votes, and 436,442 abstentions, the ratification of the appointment of the Appraiser for purposes of appraising MMC’s net equity, pursuant to the law.

7.3.To approve, by the majority of the votes, with 1,005,906,815 favorable votes, 1,633 opposing votes, and 436,951 abstentions, the Appraisal Report, appended to the Merger

Agreement, which determined the book value of MMC’s net equity at five hundred seventy million, one hundred and ninety-five Brazilian reais and ninety-two centavos (R$ 570,000,195.92), on the base date of July 31, 2023, this being the amount corresponding to the net assets to be transferred to the Company, noting that the Appraiser’ representative, attending at the EGSM, was available to provide all necessary clarifications regarding the Appraisal Report.

7.4.To approve, by the majority of the votes, with 1,006,255,042 favorable votes, 3,324 opposing votes, and 87,033 abstentions, the Merger, effective as of November 1, 2023, under the terms and conditions set forth in the Merger Agreement, with the consequent termination of MMC as of such date.

7.4.1.The reports referred to in Section 264 of the Brazilian Corporate Law are exempted, considering that the Company directly holds one hundred percent (100%) of MMC’s equity capital and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission, rendered on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21.

7.4.2.The Merger shall not grant the right of withdrawal to dissenting shareholders of the Company, provided that the applicable law limits such right to member-owners of the of the company to be merged, and the Company directly holds one hundred percent (100%) of MMC’s equity capital. Therefore, there are no dissident shareholders/equityholders.

7.4.3.The Merger shall not result in a capital increase of the Company and, consequently, there will be no exchange ratio of units/shares, since the Company directly holds one hundred percent (100%) of MMC’s equity capital.

7.4.4.The Merger shall result in the termination of MMC and in the complete transfer, to the Company, of its net equity holdings, in accordance with the Merger Agreement.

7.4.5.The Company will succeed MMC on a universal basis, without discontinuity, with regard to the entirety of its assets, rights, claims, faculties, powers, immunities, actions, exceptions, duties, obligations, liabilities, encumbrances and responsibilities, which will be merged by the Company.

7.4.6.The equity variations computed between the base date of the Merger’s Appraisal Report (i.e., July 31, 2023) and the consummation date of the Merger will be borne by the Company.

7.4.7.Pursuant to Section 234 of the Brazilian Corporate Law, the Merger’s certificate issued by the Central Mercantile Registry shall be a suitable document for the registration and annotation, in the competent public and private registries, of the universal succession by the Company of the assets, rights, claims, faculties, powers, immunities, actions, exceptions, duties, obligations, liabilities, encumbrances, and responsibilities that are part of or related to MMC.

7.5.To approve, by the majority of the votes, with 1,006,256,215 favorable votes, 2,828 opposing votes, and 86,356 abstentions, the amendment to Article 4 of the Company’s Bylaws to complement the Company’s corporate purpose in order to (i) in clause “a”, encompass activities currently carried out by MMC and complement the description of the other activities and products indicated therein, including explicit mention of “accessory products or those sold together, including, but not limited to, stationery products, cleaning products, and other sanitary and personal hygiene products and their respective accessories”; (ii) complement the description of the activities in clause “b” to include reference to the “conservation of native forest”; and (iii) complement the description in clause “c” to explicitly refer to the activities of “reselling and/or promoting, including electronically, goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce for trading goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or of brands licensed by or to the Company and/or its subsidiaries”, pursuant to the Management’s Proposal.

7.6.To approve, by the majority of the votes, with 1,006,257,096 favorable votes, 1,796 opposing votes, and 86,507 abstentions, the consolidation of the Company’s Bylaws, pursuant to the Management’s Proposal and on the terms of Exhibit II to these minutes.

7.7.To approve, by the majority of the votes, with 1,006,256,037 favorable votes, 2,857 opposing votes, and 86,505 abstentions, the authorization for the Company’s management to perform all acts necessary to carry out and implement the resolutions approved, pursuant to applicable law.

8.Closure and Approval of the Minutes: Once the resolutions were closed, the EGSM was suspended for the time necessary to transcribe these minutes. The meeting was reopened, these minutes were read, found to be in compliance, approved and signed by those in attendance, having been considered signatories to the minutes, pursuant to Paragraph 1 of Section 47 of CVM Resolution No. 81/22, the shareholders whose Distant Voting Ballots were considered valid by the Company and the shareholders who registered their attendance in the remote attendance electronic system made available by the Company. The voting manifestation and abstention statements were presented, authenticated by the board and filed at the head office. The votes casted via Distance Voting Ballot mechanism, pursuant to CVM Resolution No. 81/22 were filed with the Company. The list of attending shareholders is attached hereto in the form of Exhibit III.

The present minutes are a true copy of the minutes transcribed in the proper book

Salvador, October 31, 2023.

Board:

______________________________	______________________________
Iva Maria Souza Bueno Chairman	Marcella Caram Zerey Secretary

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXHIBT I

Protocol and Justification Instrument of Merger

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXHIBT II

Consolidated Bylaws

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXHIBIT III

List of Shareholders

Pursuant to Paragraph 1 and 2 of Section 47 of CVM Resolution No. 81/22, the shareholders in attendance are presumed to have signed the minutes of this Extraordinary General Shareholders’ Meeting:

Shareholders present by means of the remote attendance electronic system:

the Bank of New York ADR Department

By proxy Christiano Marques de Godoy, CPF: 250.152.388-19

Amundi Esg Global Low Carbon Fund; Amundi Funds; Amundi Index Solutions; Best Investment Corporation; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Imat Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Advanced Fundo de Investimento em Ações; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Master Global Dinamico Multimercado FI; Itaú Master Global Dinìmico Ultra Multimercado FI; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú Optimus Long Bias Multimercado FI; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Previdência IBrX FIA; Itaú SP/B3 Low Volatility FIA; Lcl Actions Emergents; Lpp I Global Equities Fund; MG Funds 1 Blackrock Emerging Markets Equity Fund; Moneda Luxembourg Sicav- Latin America Equities Fund; Most Diversified Portfolio Sicav; Quantamental Hedge Master FIM; Stichting Juridisch Eigenaar Actiam Beleggingsfondsen; Stichting Juridisch Eigendom Fgr Vgz; e Stichting Pensioenfonds Voor de Architectenbureaus

By proxy Christiano Marques de Godoy, CPF: 250.152.388-19

Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundacao Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; e Suzano Holding S A

By proxy Daniela Alves Leme Giobbi, CPF: 409.411.158-10

Shareholders present by means of distance voting ballots:

By bookkeeper:

1895 Fonds Fgr; 3 Ilhas Master Fundo de Investimento em Aýýes; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Advanced Series Trust-ast T.Rowe PR. Nat.Resources Portfolio; Advanced Series Trust/Ast T R P A A Portfolio; Aegon Custody BV; Aegon Custody BV RE MM Emerging Markets Fund; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Heart Association, Inc.; Andra Ap-fonden; Antipodes Global Fund; Antipodes Global Fund - Long; Antipodes Global Shares (quoted Managed Fund); Aqr Innovation Fund, L.P.; Aqr Ucits Funds; Arero - Der Weltfonds -nachhaltig; Arga Emerging Markets Equity Fund A Sub-fund of A. Funds Tru; Arga Emerging Markets EX China Fund, A Series of A; Arga Emerging Markets Value Equity Cit Fund; Arga Emerging Markets Value Fund; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund - Aktien Emerging Markets Index; Axa Investment Managers Schweiz AG ON Behalf of AX; Axa Rosenberg Equity Alpha Trust; Axa World Funds - Framlington Emerging Markets; Barclays Multi-manager Fund Public Limited Company; Bellsouth Corporation Rfa Veba Trust; Benefit Funds Investment Trust - Emerging Markets; Betashares Climate Change Innovation ETF; Bewaarstichting Nnip I; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Strategic Funds - Blackrock Dynamic Diversifi; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bmo Private Emerging Markets Equity Portfolio; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bpi Brasil, Fundo de Investimento Aberto Flexivel; Brandes Emerging Markets Value Fund; Brandes Institutional Equity Trust; Brandes Investment Funds P L Company / Brandes e M V Fund; Brandes Investment Partners, LP 401(k) Plan; Brandes Investment Trust - Brandes Ins Emerging Markets Fund; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Pension Plan Investment Board; Canada Post Corporation Registered Pension Plan; Cardano Global Sustainable Equity Fund; Caresuper; Caterpillar Inc Master Retirement T; Caterpillar Investment Trust; Ccl Q Emerging Markets Equity Fund; Ccl Q Emerging Markets Equity Fund LP; Ccl U.S. Q Market Neutral Onshore Fund II; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Civil Aviation Authority Pension Scheme; Clima Global Decarbonisation Enablers Ucits ETF; Clinton Nuclear Power Plant

Qualified Fund; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Colorado Public Employees Ret. Association; Columbia em Core Ex-china ETF; Commingled Pension Trust Fund (emerging Markets Equity Index; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Emerging Markets Fund 4; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 16; Commonwealth Specialist Fund 4; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. as Trustee for Emergin; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Asset Wealth Management Investment Gmbh for D Gpf; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Real Asset Cit; Dodge Cox Emerging Markets Stock Fund; Drz Emerging Markets, LP; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eastspring Investments; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets EQ Fund A Series of 525 Market ST Fund LLC; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Select ETF; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Emerging Markets Large/Mid Cap Fund; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Eurizon Capital Sgr S.P.A; Eurizon Emerging Leaders Esg 50 - Gennaio 2027; Eurizon Emerging Leaders Esg 50 - Luglio 2026; Eurizon Emerging Leaders Esg 50 - Novembre 2026; Eurizon Emerging Leaders Esg 50 - Settembre 2026; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; Federated Hermes Global Allocation Fund; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Group Trust for Emp Ben Plans: Fiam Emer Mkts Com Pool; Fiam Group Trust for Employee Benefit Plans: Fiam; Fidelity Advisor Series Viii: Fidelity Advisor F. e.M. Fund; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investment Trust: Fidelity Total International EF; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust

Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Global F Plc - First T G e Income Ucits ETF; First Trust Latin America Alphadex Fund; First Trust Riverfront Dynamic Emerging Markets ETF; Fisher Investments Institutional Funds Public Ltd Company; Flexshares Esg and Climate Emerging Markets Core Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Fmr Capital Inc.; Fondo Pensione Laborfonds; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Freedom 100 Emerging Markets ETF; Fundamental Low V I e M Equity; Fundpartner Solutions (suisse) SA - Turicum - Aktien - Und I; Future Fund Board of Guardians; FW Capital Master Fundo de Investimento em Ações -; Gallery Trust - Mondrian e. M. Value Equity Fund; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Organisation for Social Insurance; General Pension and Social Security Authority; Genus Emerging Markets Equity Componet; Georgia Firefighters Pension Fund; Gmo C FD Master P,a Series of Gmo Offshore Master P V Ltd; Gmo Climate Change Fund, A Series of Gmo Trust; Gmo Climate Change Investment Fund, A Sub-fund of; Gmo Climate Change Select Investment Fund, A Sub-f; Gmo Climate Change Trust; Gmo Global R Return (ucits) F, A Sub-fund of Gmo Funds Plc; Gmo Implementation Fund, A Series of Gmo Trust; Gmo Resource Transition Fund, A Series of Gmo Trus; Gmo Resources Fund, A Series of Gmo Trust; Gmo Resources Ucits Fund, A Sub-fund of Gmo Invest; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government of Singapore; Government Pension Fund; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; Halliburton CO Employee Benefit Master Trust; Handelsbanken Brasilien Tema; Handelsbanken Emerging Markets Index; Handelsbanken Global Index Criteria; Handelsbanken Latinamerika Tema; HC Capital Trust the Emerging Markets Portfolio; Hexavest Emerging Markets Fund; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Illinois Municipal Retirement Fund; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Intech Global All Country Enhanced Index Fund LLC; International Equities Passive B Unit Trust; International Equity Fund; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Cleantech ETF; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Emerging Markets Esg Universal Screen; Invesco Msci Global Timber ETF; Invesco Oppenheimer Global Multi-asset Growth Fund; Invesco Rafi Fundamental Global Index Trust; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investeringsforeningen Sparinvest Index Emerging Markets; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Multifactor Emerging Markets ETF; Ishares Edge Msci Multifactor Global ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; J.P. Morgan Trust Company (jersey) L. as T. of B. I J. Funds;

Jnl Emerging Markets Index Fund; Jnl/T. Rowe Price Balanced Fund; John Hancock Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Chase Retirement Plan; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Jpool 1; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kapitalforeningen Sampension Invest, Gem Enhanced; Kraneshares Msci Emerging Markets EX China Index e; Lattice Emerging Markets Strategy ETF; Legal & General Diversified Fund; Legal & General Future World Esg Emerging Markets; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General U. ETF P. Limited Company; Leia Group Trust; LF Wales PP Emerging Markets Equity Fund; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Lgps Central Global Equity Active Multi Manager FU; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Manulife Emerging Markets Fund; Manulife Investment Manag Emerging Markets Equity Pooled Fun; Manulife Investment Management II Icav; Manulife Sobeys Mfs Emerging Markets Fund UT; Massmutual Select T. Rowe Price International Equi; Massmutual Select T. Rowe Price Real Assets Fund; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Mbb Public Markets I LLC; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mfs Development Funds, LLC; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Research Fund; Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Resea; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Mimosa Capital Sicav Azvalor International; Ministry of Economy and Finance; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Global Funds; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Esg Fund, L.P.; Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Emerging Markets Ex-china Equity Fund, L.; Mondrian Master Collective Investment Trust; Motor Trades Association of Australia Superannuation F P L; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Nat West BK Plc as TR of ST James PL Emer Mkts Unit Trust; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Elevator Industry Pension Plan; National Employment Savings Trust; National Pension Insurance Fund; National Pension Service; National Philanthropic Trust; National Westminster Bank Plc as Trustee of ST. JA; New Airways Pension Scheme; New Ireland Assurance Company Public Limited Company; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New York State Teachers Retirement System; Ngs Super; NN (l); NN Paraplufonds 1 N.V; Nomura Funds

Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Oklahoma Public Employees Retirement System; Old Westbury Large Cap Strategies Fund; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Pace Int Emerg Mark Equity Investments; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Dynamic Flexible Emerging Market Fund; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; People S Bank of China; Pepsico Inc. Master Retirement Trust; Pgim Funds Public Limited Company; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Quest Emerging Sustainable Equities; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pingroup Collective Investment Trust; Pinnacle Icav - Antipodes Global Fund Long - Ucits; Pinnacle Icav - Antipodes Global Fund Ucits; Platinum Capital Limited; Platinum Global Fund; Platinum Global Opportunities Master Fund Ltd; Platinum International Fund; Platinum Unhedged Fund; Platinum World Portfolios Public Limited Company; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Pramerica Sicav; Prime Super; Principal Funds, Inc - Diversified Real Asset Fund; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Series Funds - Natural Resources Portfolio; Prudential Trust Company; Public Employees Pension Plan; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Qsuper; Quilter Investors Timber Equity Fund A Sub Fund of; Rbc Quant Emerging Markets Dividend Leaders ETF; Robeco Capital Growth Funds; Robeco QI Cust Sust Eme Mkts Enhanced Index Equities Fund; Russel Emerging Markets Equity Pool; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Tax-managed International; Russell Investment Company Tax-managed Real Assets; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Sustainable Global Shares EX F; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder International Selection Fund; Schroder Intl Selection F - Latin American; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Seed Capital em EX China Portfolio of Allspring GR; Sei Global Master Fund Plc, the Sei Emerging Mkt Equity Fund; Sei Inst Int Trust em Mkts Equity Fund; Shell Foundation; Shell TR (berm) Ltd as TR O Shell OV Con P F; Skagen Kon-tiki Verdipapirfond; Skyline Umbrella Fund Icav; Southern Company System Master

Retirement; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spp Aktieindexfond Global; Spp Emerging Markets Plus; Spp Emerging Markets Sri; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - SS em Sri Enhanced e F; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Bewaarder Beleggingen Menzis; Stichting Depositary Apg Eme Multi Client Pool; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Stk Long Biased Master FIM; Stk Long Biased Master Fundo de Investimento em Ações; Stk Long Only FIA; Storebrand Sicav; Strive Emerging Markets Ex-china ETF; Sunamerica Series Trust SA Emerging Markets Equity; Sunamerica Series Trust- SA T. Rowe Price Vcp Balanced Port; Superannuation Funds Management Corporation of S Australia; Sutter Health Master Retirement Trust; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price Global Allocation Fund; T. Rowe Price International Growth Equity Trust; T. Rowe Price Multi-strategy Total Return Fund, Inc.; T. Rowe Price New Era Fund, Inc; T. Rowe Price QM Global Equity Fund; T. Rowe Price Real Assets Fund, Inc; T.Rowe P.International Stock Fund; T.Rowe Price Funds B Sicav; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; Texas Permanent School Fund Corporation; the Bank of N. Y. M. (int) Ltd as T. of B. D. D. G. Fund; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of N. Y. M. (inter) L. as T. of B. B. M. Fund; the Bank of N. Y. M. (inter) L. as T. of B. D. A. Fund; the Bank of N. Y. M. (inter) Ltd as T. of B. B. G. P. F.; the Bank of New York Mellon (international) Limite; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Bunting Family VI Socially Responsible LLC; the Church Commissioners for England; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as Tos Latin Aemf; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mtbj4000; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400038099; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary A. of S. A. as. A. of the F. S. D. Fund; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina

Supplemental Retirement Plans G; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Shell Contributory Pension Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the United Nations Joints Staff Pension Fund; Threadneedle Investment Funds Icvc - Latin America; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Total International EX U.S. I Master Port of Master Inv Port; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Trinity College Cambridge; Trph Corporation; U.S Steel Retirement Plan Trust; Ui-e - J P Morgan S/A DTVM; Uni-global Equities Emerging Markets; Unicare Savings Plan; Utah State Retirement Systems; Utd Nat Relief and Works AG for Pal Refugee IN the Near East; Valic Company I Global Strategy Fund; Vanderbilt University; Vaneck Vectors Natural Resources ETF; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: Emerging Markets Portfo; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Versus Capital Real Assets Fund LLC; Victory Market Neutral Income Fund; Virginia Retirement System; Voya Emerging Markets Index Portfolio; Voya Multi-manager Emerging Markets Equity Fund; Voya Vacs Index Series em Portfolio; Voya Vacs Series Eme Fund; Washington State Investment Board; Wells Fargo (lux) Worldwide Fund; Wells Fargo Advant Emerging Markets Equity Fund; Wells Fargo BK D of T Establishing Inv F for e Benefit TR; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Virginia Investment Management Board; West Yorkshire Pension Fund; Wisdomtree Emerg Mkts Quality Div Growth Fund; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-china Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; Xtrackers; Xtrackers (ie) Public Limited Company; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

Sent directly to the Company:

Ascese Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; Dynamo Cougar Master – FIA; Clube de Investimento Penedo; Fundo de Investimento em Ações Dimoraes; Skopos Blue Birds FIA; Skopos Master Fundo de Investimento em Ações; e Skopos Mib Imat Fundo de Investimento em Aýýes